UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Further to the relevant information dated 17th March 2017, BBVA hereby communicates information relating to the capital increase to be charged to voluntary reserves resolved by the Annual General Meeting of BBVA Shareholders held on 17th March 2017, under agenda item three, by which the shareholder remuneration system called “Dividend Option” is to be implemented. Accompanying this relevant information notice is an information document describing the referred capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on official secondary markets, public bids of sale or subscription and the prospectus required for such purposes.

Madrid, 29th March 2017

INFORMATION DOCUMENT

CAPITAL INCREASE TO BE CHARGED TO VOLUNTARY RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

29th March 2017

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005, OF 4th NOVEMBER, WHICH PARTIALLY DEVELOPS ACT 24/1988, OF 28th JULY, ON THE SECURITIES EXCHANGE, WITH RESPECT TO THE ADMISSION OF SECURITIES FOR TRADING ON OFFICIAL SECONDARY MARKETS, PUBLIC BIDS OF SALE OR SUBSCRIPTION AND THE PROSPECTUS REQUIRED FOR SUCH PURPOSES.

1.	INTRODUCTION

The Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) held on 17th March 2017 resolved, under agenda item three, to increase the share capital of BBVA, to be charged to voluntary reserves, in accordance with the terms and conditions set out in said resolution (the “Capital Increase”), conferring authority on the Board of Directors of BBVA to execute the Capital Increase pursuant to article 297.1.a) of the consolidated text of the Corporate Enterprises Act, approved under Royal Legislative Decree 1/2010, of 2nd July (the “Corporate Enterprises Act”), and to article 30.c) of BBVA Bylaws.

In use of the authorisation conferred, the Bank’s Board of Directors, at its meeting held on 29th March 2017, resolved to put into effect the Capital Increase in accordance with the terms approved by the Annual General Shareholders’ Meeting.

This information document (the “Information Document”) has been issued for the purposes of article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on official secondary markets, public bids of sale or subscription and the prospectus required for such purposes, according to which the preparation and publication of a prospectus related to the admission to listing of the shares issued as a result of the execution of a capital increase to be charged to reserves is not necessary provided that “a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This Information Document is available on the Spanish Securities Exchange Authority’s website (www.cnmv.es) and on the Bank’s website (www.bbva.com), where additional information regarding the Bank may be obtained.

2.	REASONS FOR THE CAPITAL INCREASE

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration system called “Dividend Option”, which offers BBVA shareholders the possibility of receiving all or part of their remuneration in newly-issued ordinary BBVA shares or, at their choice, in cash.

The Dividend Option system works as follows:

Pursuant to the Corporate Enterprises Act, an announcement regarding the Capital Increase will be published in the Official Gazette of the Companies Registry (BORME) on the last day on which BBVA shares are traded with the right to participate in the Capital Increase (envisaged for 31st March 2017), which will determine the moment when the rights of free allocation shall be assigned.

For the purposes of the above, one right of free allocation per BBVA share will be assigned to whoever is accredited in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“Iberclear”) and its participating entities in accordance with the applicable rules, systems and procedures for the clearing and settlement of securities.

These rights of free allocation will be transferable and listed on the market during a period of seventeen calendar days. Once this period has elapsed, the rights will be automatically converted into newly-issued ordinary BBVA shares (except those which have been acquired and waived by BBVA, as explained below).

Under the Dividend Option system, each shareholder may opt from among the following alternatives1:

(i)

To receive newly-issued ordinary BBVA shares. In this case, the shareholder will be assigned, free-of-charge, the number of new shares that corresponds based on the number of rights of free allocation held at the end of the trading period of the rights of free allocation (which is expected to take place on 19th April 2017).

(ii)

To transfer their rights of free allocation to BBVA under the irrevocable commitment undertaken by the Bank to purchase the rights of free allocation for a guaranteed fixed price. This option, which may be exercised until 12th April 2017, is addressed exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time; accordingly this option will not be available in respect of any rights of free allocation acquired on the market.

(iii)

To transfer their rights of free allocation on the market. Given that the rights will be listed, their holders may opt to sell them on the market during the trading period, which is expected to take place from 3rd to 19th April 2017, at the price at which the rights are trading at that moment and not at the guaranteed fixed price offered by BBVA under the purchase commitment.

Additionally, the above mentioned alternatives may be combined.

When no election is made, the holders of the rights of free allocation will receive the number of new BBVA shares corresponding to them, based on the number of rights of free allocation they may hold2.

3.	DETAILS OF THE CAPITAL INCREASE

3.1.	Maximum number of shares to be issued and number of rights necessary

BBVA’s Board of Directors, at its meeting held on 29th March 2017, resolved to put into effect the Capital Increase in accordance with the terms approved by the Annual General Shareholders’ Meeting of BBVA held on 17th March 2017, under agenda item three.

Pursuant to the formulas provided for in the referred resolution of the Annual General Shareholders’ Meeting, the Bank’s Board of Directors has established the terms and conditions of the Capital Increase as follows:

(i)

The maximum number of new ordinary shares to be issued (the “New Shares”) is 121,603,985. Accordingly, the maximum nominal value of the Capital Increase is €59,585,952.65, which is the result of multiplying the maximum number of New Shares (121,603,985) by the nominal value of €0.49 per New Share.

The maximum number of New Shares to be issued is the result of applying the formulas provided for in the resolution adopted by the Annual General Shareholders’ Meeting, considering that the number of old shares (NOS) is

[1]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[2]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

6,566,615,242; that the reference market value of the Capital Increase (RMV) is €875,000,000 and that the reference price (RP) is €7.1783. As a result, the number of rights of free allocation necessary to be assigned one New Share (NAR) is 54, in accordance with the formula indicated in the referred resolution (rounded up to the next whole number):

NAR = RP x NOS / RMV = 7.178 x 6,566,615,242 / 875,000,000 = 54

Thus, the maximum number of New Shares to be issued is 121,603,985; in accordance with the formula established by the Annual General Shareholders’ Meeting (rounded down to the next whole number):

New Shares = NOS / NAR = 6,566,615,242 / 54 = 121,603,985

However, the final number of New Shares and the final nominal value of the Capital Increase will depend on the number of rights of free allocation acquired by the Bank under the commitment to purchase the rights of free allocation. BBVA will waive the rights of free allocation acquired pursuant to such commitment and only those New Shares corresponding to the rights of free allocation which have not been acquired by BBVA pursuant to this purchase commitment will be issued.

The New Shares will be issued at their nominal value of 0.49 euros per New Share, without issuance premium.

(ii)	The number of rights of free allocation necessary to receive one New Share (NAR) is 54.

One right of free allocation for each BBVA share will be assigned to whoever is accredited in the accounting records of Iberclear and its participating entities in accordance with section 3.4. below.

In order to ensure that all the rights of free allocation can be effectively exercised and that the number of New Shares is a whole number, BBVA has waived 52 rights of free allocation corresponding to 52 own shares held in treasury.

3.2.	Definitive price of the commitment to purchase the rights of free allocation

The gross price at which BBVA undertakes to acquire each right of free allocation is €0.131 per right, in accordance with the formula provided for in the resolution adopted by the Annual General Shareholders’ Meeting (rounded off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

Purchase price = RP / (NAR + 1) = 7.178 / (54 + 1) = €0.131

As a consequence, whoever is accredited and wishes to receive its remuneration in cash may sell its rights of free allocation to BBVA at a guaranteed fixed gross price of €0.131 per right.

[3]

The reference price (RP) corresponds to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform (Mercado Continuo) over the five (5) trading days prior to 29th March 2017, which is the date on which BBVA’s Board of Directors resolved to put into effect the Capital Increase, rounded off to the nearest one-thousandth of a euro and, in the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth.

This commitment to purchase the rights of free allocation is addressed exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time; accordingly this commitment will not be exercised in respect of any rights of free allocation acquired on the market.

BBVA’s commitment to purchase the rights of free allocation at the indicated fixed price will be in effect until 12th April 20174 (including).

3.3.	Schedule

The expected schedule5 for the execution of the Capital Increase is the following:

•

31st March 2017: Publication of the announcement relating to the Capital Increase in the Official Gazette of the Companies Registry (BORME). Last trading date of the BBVA shares with the right to participate in the Capital Increase.

•	3rd April 2017: Beginning of the trading period of the rights of free allocation. BBVA share trades “ex-coupon” (ex-date).

•	4th April 2017: Effective settlement date for the transactions executed on 31st March, in a D+2 settlement cycle (record date).

•	12th April 2017: Deadline for requesting payment in cash in execution of BBVA’s commitment to purchase the rights of free allocation under the indicated terms.

•	19th April 2017: Trading period of the rights of free allocation ends.

•

21st April 2017: Payment date to shareholders who have requested payment in cash in execution of BBVA’s commitment to purchase the rights of free allocation. Publication of the result of the Capital Increase.

•	25th April 2017: New Shares allocated to shareholders.

•	26th April 2017: Beginning of ordinary trading of the New Shares on the Spanish stock exchanges[6], subject to obtaining all necessary authorisations.

3.4.	Assignment of rights and procedure to opt for cash or for New Shares

Pursuant to the Corporate Enterprises Act, an announcement regarding the Capital Increase will be published in the Official Gazette of the Companies Registry (BORME) on the last day on which BBVA shares are traded with the right to participate in the Capital Increase (envisaged for 31st March 2017, in accordance with the expected schedule included in section 3.3. above), which will determine the moment when the rights of free allocation shall be assigned.

[4]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[5]

This schedule is tentative and is subject to obtaining all necessary authorisations. Further, the tentative dates indicated may be modified or may vary on the foreign securities exchanges where BBVA shares or ADSs are traded. Please see section 5.

[6]	The admission to trading in the foreign securities exchanges where BBVA shares or ADSs are currently listed will also be requested.

For the purposes of the above, the rights of free allocation will be assigned to whoever is accredited in the accounting records of Iberclear and its participating entities in accordance with the applicable rules, systems and procedures for the clearing and settlement of securities.

The trading period of the rights will begin on the next trading day to the publication of the announcement regarding the Capital Increase and will have a term of seventeen calendar days (envisaged from 3rd to 19th April 2017, both inclusive).

The option to receive cash or New Shares on the terms explained above, or to acquire in the market rights of free allocation sufficient and in the necessary proportion to subscribe New Shares, will be available during the trading period of the rights of free allocation.

Those who are accredited to do so and wish to exercise BBVA’s commitment to purchase rights or free allocation and therefore receive cash at the guaranteed fixed price indicated above will need to communicate their decision no later than 12th April 2017. This option is addressed exclusively to whoever has been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time; accordingly, the commitment will not be exercised in respect of any rights of free allocation acquired on the market.

When no election is made within the required period, the holders of the rights of free allocation will receive the number of new BBVA shares corresponding to them, based on the number of rights of free allocation they may hold7.

To opt among the alternatives offered under the “Dividend Option” system, the holders of the rights of free allocation will have to contact the entities where their rights are deposited. Specifically:

(i)

Rights deposited in BBVA: The holders of the rights of free allocation who wish to give specific instructions will have to give the relevant order. In the absence of an express communication, they will receive New Shares and, if applicable, the cash proceeds of the sale on the market of any rights of free allocation not-exercisable into a whole New Share.

BBVA shall not charge any fees or costs to those who opt to receive cash at the guaranteed fixed price in exercise of BBVA’s commitment to purchase the rights or to those who opt to receive their corresponding New Shares. In case of sale of the rights on the market, BBVA shall charge the usual fees or costs pursuant to applicable regulations.

(ii)	Rights deposited with other entities: The holders of rights of free allocation will have to contact the entity where their rights are deposited to notify them their decision.

The depository entities may charge the fees or costs related to the allocation of New Shares or to the sale of rights pursuant to applicable regulations.

The Capital Increase is carried out free of fees and costs in connection with the assignment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

[7]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

4.	NATURE OF THE NEW SHARES TO BE ISSUED

4.1.	Par value, issue price and representation of the New Shares

The New Shares to be issued under the Capital Increase will be ordinary shares with a par value of €0.49 each, of the same class and series and with the same rights as those currently outstanding.

The New Shares will be issued at an issue price of €0.49, which is without issuance premium, and will be represented by book entries, and the books will be managed by Iberclear, which performs such function along with its participating entities.

4.2.	Reserves to which the New Shares will be charged and balance sheet used for the Capital Increase

The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders. The Capital Increase will be wholly charged to the freely distributable reserve named voluntary reserves, which at 31 December 2016 stood at €8,520,430,040.36.

The balance sheet used for purposes of the Capital Increase is that corresponding to 31st December 2016, duly audited by Deloitte, S.L. as of 13th February 2017 and approved by the Annual General Shareholders’ Meeting on 17th March 2017 under agenda item one.

4.3.	Shares in deposit

At the end of the trading period for the rights of free allocation, the New Shares that, once issued, cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership.

After three years, any New Shares whose allocation is still pending can be sold on behalf of the interested parties in accordance with article 117 of the Corporate Enterprises Act. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

4.4.	Rights of the New Shares

The New Shares will confer on their holders the same political and economic rights as the Bank’s ordinary shares currently outstanding. In addition, the New Shares will confer on their holders the right to participate in any distribution of corporate earnings paid out after the date on which they are recorded in the Iberclear books and in any net assets resulting from the Bank’s liquidation.

4.5.	Listing for trading

The Bank will apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish SIBE (Sistema de Interconexión Bursátil Español) electronic trading platform (Mercado Continuo), and shall take the steps and make the actions and arrangements that may be necessary or convenient and present any documents required before the competent bodies of the foreign stock exchanges where BBVA shares are traded, in order to list the New Shares finally issued on these exchanges. (BBVA shares are currently trading on the exchanges of

London and Mexico, and via ADSs –American Depositary Shares– on the New York Exchange).

Subject to the granting of the relevant authorisations, it is expected that the ordinary trading of the New Shares on the Spanish Stock Exchanges will begin on 26th April 2017.

4.6.	Tax matters

In general, the applicable tax regime in Spain for the different alternatives of the “Dividend Option” is as follows:

For tax purposes, the vesting of the New Shares will be deemed to be the vesting of free-of-charge shares and, consequently, will not be considered as income for the purpose of Spanish personal income tax (“IRPF”) or for corporate income tax (“IS”) or for non-residents’ income tax (“IRNR”), whether or not acting through a permanent establishment in Spain.

The acquisition value of New Shares received and of the shares from which they originate will result from dividing the total cost by the corresponding number of shares, including both old and newly-issued shares. The seniority of such free-of-charge shares will be the same as the shares from which they originate.

As they do not constitute income, this option is not subject to withholding tax on account of IRPF, IS or IRNR.

In the event that the rights of free allocation are sold on the market, the amount obtained from the transfer of such rights will, in general, be subject to the following taxes:

•

In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of rights of free allocation on the market will receive the same tax treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained from the transfer of the rights of free allocation will be considered as capital gain for the taxpayers during the taxable period in which the transfer is made, in application of article 37.1.a) of Act 35/2006, of 28 November, on Personal Income Tax (IRPF) and the consolidated text of the Non-Resident Income Tax Act (IRNR) approved under Royal Legislative Decree 5/2004, of 5th March, without prejudice of the potential application to non-residents of any exemption established in the IRNR regulations and in any international convention which may be applicable.

In terms of payments on account, and as a novelty regarding the IRPF, there is an obligation to withhold against the amount obtained from the transfers carried out by those to whom the rights of free allocation have been originally allocated, in respect of those rights originally allocated. The currently withholding is 19%.

The withholding shall be made by the depositary entity or, otherwise, by the financial intermediary or the notary public who has been involved in the transfer, who shall also comply with the duty of disclosure regarding such withholdings to the tax authorities.

•

In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, insofar as it completes a full trading cycle, tax will be payable in accordance with the applicable accounting regulations.

In respect of those accredited decide to exercise the acquisition commitment assumed by the Bank, the tax regulations applicable to the amount obtained in such transfer will be equivalent to the tax regulations applicable to dividends distributed directly in cash, and therefore subject to the corresponding withholding tax, which currently stands at 19%.

Notwithstanding the foregoing, the holders of the rights of free allocation are recommended to consult their professional advisers on the specific tax impact in view of their particular circumstances.

5.	FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this Information Document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Holders of such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 29, 2017	By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Global Head of Performance Management & Capital